EXHIBIT 19.1
MODIV INC.
INSIDER TRADING COMPLIANCE POLICY
Adopted as of March 18, 2022

Modiv Inc. (the “Company”) has a culture which requires, and has developed a well-earned reputation for, integrity, ethical conduct and fair dealing. It is the purpose of this Insider Trading Compliance Policy (this “Policy”) to set forth basic guidelines for trading in the Company’s securities (including, without limitation, its common stock and preferred stock) and to preserve its confidential information so as to avoid any situation that might have the potential to damage the Company’s reputation or which could constitute a violation of federal or state securities law by the Company, its officers, directors, or employees. Toward these ends, it is the intention of the Company that it and all its employees shall comply with and observe all applicable securities laws, including the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

I.    MATERIAL NONPUBLIC INFORMATION
General
Under the Federal securities laws, “insiders” (i.e., officers, members of the Board of Directors and other individuals having access to material nonpublic information) are prohibited from trading in common stock, preferred stock and other securities on the basis of material nonpublic information until after the information has been disclosed to the public. This prohibition reflects the need, as determined by Congress, the Securities and Exchange Commission (“SEC”) and the courts, to ensure equality of information between corporate insiders and members of the investing public. The Company takes seriously our obligation, and that of our employees, to prevent insider trading violations.
All matters regarding the “materiality” or “nonpublic” nature of any information shall be determined by the Chief Legal Officer of the Company. Information relating to the Company is “material” if it would significantly affect the investment decision of a reasonable investor or if it would have a substantial effect on the market value of the stock. The determination of materiality is not always an easy matter, but it should be remembered that courts which rule on particular transactions or activities have the benefit of hindsight. It is not possible to list every conceivable situation which would involve “material” information that must be disclosed, but the following types of events are illustrative of what could be considered material:
1.Earnings, including whether the Company will or will not meet expectations;
2.Company projections that significantly differ from projections previously published by the Company or from external expectations of analysts and investors;
3.The gain or loss of a significant tenant;
4.Material mergers, acquisitions, dispositions, tender offers, joint ventures or changes in assets;
5.A change in, or new, material business plans or arrangements;
6.The Company entering into or the termination of any significant contract or agreement or significantly changing its business relationship with any significant business partner;
7.Identification of a significant new business opportunity or the development of new significant technologies or intellectual property;
8.Significant changes to the debt structure of the Company;

9.Material changes in control or senior management;
10.Material changes in compensation policy;
11.A change in auditors or auditor notification that the Company may no longer rely on an audit report;
12.Material financings and other events regarding the Company’s securities (e.g., defaults on debt securities, calls of securities for redemption, repurchase plans, stock splits, public or private sales of additional securities);
13.Changes in the Company’s distribution rates;
14.Significant litigation; or
15.Bankruptcy, corporate restructuring or receivership.
The fact that an insider may have had in mind other factors or good intentions in purchasing or selling the Company’s securities while in possession of material nonpublic information may not absolve the insider from liability for such trading.
The Company’s insider trading policy generally does not apply to the exercise of a stock option by an officer or a director. The policy does apply, however, to the subsequent sale of any stock received upon the exercise of an option, as well as the sale of stock as part of a broker-assisted cashless exercise of an option or to any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
In addition, the Company’s insider trading policy does not apply to purchases of Company stock under the Company’s distribution reinvestment plan resulting from the reinvestment of distributions paid on Company securities. The policy does apply, however, to elections to participate in the distribution reinvestment plan or changes in the level of participation in the distribution reinvestment plan. The policy also applies to sales of any Company stock (including common stock and preferred stock) purchased pursuant to the distribution reinvestment plan.
The Company’s insider trading policy also does not apply to bona fide gifts of Company stock.
Limitation of Access to and Use of Material Nonpublic Information
The obligation not to trade on inside information applies not only to the Company and insiders, but also to persons who obtain such information from insiders and use it to their advantage. Thus, liability may be imposed upon the Company, its insiders and also outsiders who are the source of leaks of material information not yet disclosed to the public and the leaks coincide with purchases or sales of the Company’s securities (i) by such insiders or outsiders, (ii) by the Company itself, or (iii) by “tippees” (including relatives, friends, investment analysts, etc.).
Material nonpublic information shall not be disseminated to any person outside the Company and must be distributed within the Company only on a strict “need to know” basis. No employee is permitted to disclose such information selectively or generally to any other employee or outside contact unless the person to whom disclosure is made has a clear right and need to know such information in order to fulfill job responsibilities and such disclosure is approved by the Chief Legal Officer of the Company. It is permissible to have discussions with investment analysts, but material nonpublic information may not be disclosed to an investment analyst without the information being simultaneously released to the public. Under no circumstances should any employee discuss such information with family, relatives or business and social acquaintances.
Unless specifically authorized to do so, no employee, officer or director may disclose nonpublic information about the Company on the Internet (regardless of whether such information is material), and more specifically in investor discussion forums (like Yahoo! Finance, Google Finance or The Motley Fool) or chat rooms or message boards where companies and their prospects are discussed. Messages in these investor forums are typically posted by unsophisticated investors who are sometimes poorly informed, and generally are carelessly stated or, in some cases, malicious or manipulative and intended to benefit the message writer’s own stock positions. Accordingly, without express authorization from the Chief Legal Officer, no employee, officer or director of the Company may discuss the Company or Company-related information in such investor forums, regardless of the situation. In addition, disclosures of material nonpublic information through this forum may amount to a “tip” or leak of such information, in violation of this Policy and applicable law. Despite any inaccuracies that may exist in these investor forums, postings in these forums can result in the disclosure of information that may be harmful to the Company.
Typically, public disclosure is accomplished by means of a press release cleared by the Chief Executive Officer, the Chief Financial Officer and/or the Chief Legal Officer. Certain other disclosures are made by the Company in reports to the SEC. Only certain of the Company’s executive officers and legal and investor relations personnel may communicate with securities market professionals, stockholders and members of the media. Employees, officers and directors should refer any such inquiries to the appropriate Company personnel as indicated above.
Insiders are also prohibited from trading in the securities of competitors, customers, vendors or joint venturers of the Company while in possession of material nonpublic information concerning those third parties.
Possible Sanctions
Violation of any of the securities laws described in this Policy may result in the institution of a prosecution or an SEC enforcement proceeding against the individual and the Company, or both. Some of the possible penalties for individuals who trade on inside information include:
•Liability for Insider Trading. Insiders may be subject to a civil penalty of up to three times the profit gained or loss avoided; a criminal fine of up to $5 million (no matter how small the profit); and imprisonment for up to 20 years for trading in securities when in possession of material nonpublic information. In addition, if the Company or any “controlling person” (i.e., a person in a supervisory capacity) fails to take appropriate steps to prevent an employee from engaging in insider trading, the Company or controlling person faces potential civil penalties of the greater of $1 million, or up to three times the profits realized or losses avoided, and potential criminal penalties of up to $25 million.
•Liability for Tipping. Insiders may also be liable for improper transactions by a tippee to whom they have disclosed material nonpublic information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading.
•Possible Disciplinary Actions. Employees who violate this Policy will be subject to serious disciplinary action, which may include ineligibility for future participation in our equity incentive plans or termination of employment.
Quiet Periods and Pre-Trade Approvals
In order to provide a degree of certainty as to when insider trading is permissible with respect to the timing of quarterly and annual releases of financial information, the Company has established recurring “quiet periods” relative to such releases. Directors, all officers, and employees with access to financial results, subject to their having adopted a valid 10b5-1 plan, as discussed below, are not permitted to buy or sell Company stock (including the Company’s common stock and preferred stock) during the periods commencing on the first trading day following the end of each fiscal quarter and ending at the close of trading on the first full trading day after quarterly or annual earnings are released to the public. Trading in Company stock at other times may be permissible, but all transactions in Company stock by directors, officers and other identified employees (as identified by the Chief Legal Officer from time to time) must be approved in advance by the Chief Legal Officer and must be reported to the Chief Legal Officer after consummating the transaction.
The Company may impose additional quiet periods during which trading will not be allowed when there are developments which give rise to the need for public disclosure. Affected stockholders will be advised by written notice (email being sufficient) from the Chief Legal Officer when these additional quiet periods are in effect.
All directors and officers and other specifically identified employees (as identified by the Chief Legal Officer from time to time) of the Company must (i) clear through the Chief Legal Officer each and every proposed transaction in Company stock before consummating the transaction and (ii) promptly report to the Chief Legal Officer the consummation of any transactions, whenever consummated.
10b5-1 Trading Plans
The SEC has enacted rules (Rule 10b5-1 under the Exchange Act) that provide an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, nonpublic information, even if it turns out that you had such information when the transaction is actually completed. The contract, instructions, or plan must:
specify the amount, price and date of the transaction,
specify an objective method for determining the amount, price and date of the transaction, or place the discretion for determining amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material, nonpublic information.
You may not exercise discretion or influence over the amount, price, and date of the transaction after entering into the arrangement. In this Policy, we refer to these arrangements as “Trading Plans.” The rules regarding Trading Plans are extremely complex and must be complied with completely to be effective. You should consult with your own legal advisor before proceeding with entering into any Trading Plan.
Any restrictions under this Policy that apply to you when purchasing or selling the Company’s securities also apply to you when establishing a Trading Plan. Therefore, you may not establish a Trading Plan when you are in possession of material, nonpublic information about the Company and, to the extent trading windows and special blackout periods apply to you, those restrictions must be complied with in connection with establishing a Trading Plan. All employees, officers and directors are required to receive pre-clearance from the Chief Legal Officer before entering into, modifying or terminating any Trading Plan. Once a Trading Plan has been pre-cleared by the Chief Legal Officer, transactions executed pursuant to that Trading Plan do not require approval. However, as noted in Section III, if you are a director or an executive officer, you must immediately report all transactions executed under a Trading Plan to the Chief Legal Officer so that a Form 4 may be filed on your behalf.

In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan. Even though transactions executed in accordance with a bona-fide Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before the Company announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan. Finally, modification or termination of any Trading Plan carries with it considerable risk, including the risk that previously executed transactions that occurred under the Trading Plan may be viewed as improper insider trades. For this reason, you should not modify or terminate any Trading Plan without first consulting with your own legal advisor and obtaining prior approval from the Chief Legal Officer.
Pledged Stock; Margin Loans
Sales of the Company’s shares that you have pledged as security for a loan have no special exemption from insider trading laws or this Policy. Accordingly, you should be extremely careful when utilizing a margin loan in a brokerage account or otherwise using your Company securities as collateral for a loan.
Under margin arrangements, a broker is entitled to sell shares which you have deposited as collateral for loans, if the value of your securities falls below the brokerage firm’s margin requirements. A similar right to sell shares applies to a bank or other lender to whom you have pledged Company stock as collateral. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if the sale is made at a time when you are in possession of material, nonpublic information.
In addition, the forced sale of a significant number of shares may negatively impact the price of the Company’s stock. If it involves a director or executive officer, it can bring unwanted negative publicity. Pledging may be used as a part of hedging strategy that would remove the full risk and rewards of ownership and sever your alignment with that of the Company’s other stockholders.
Because of these concerns, directors and executive officers are prohibited from holding the Company’s stock in a margin account or otherwise pledging the Company’s stock as collateral for a loan.
While persons that are not directors or executive officers are not prohibited from pledging their shares of the Company’s stock, you should be extremely careful when utilizing a margin loan in a brokerage account or otherwise using your Company securities as collateral for a loan. Any sale of the pledged securities must be made in compliance with the restrictions under this Policy that apply to you, such as trading windows or pre-clearance requirements. As a result, if you use Company securities to secure a margin loan, you may be forced to take actions (for instance, depositing additional money or selling other securities) to satisfy margin requirements in order to avoid your broker selling your Company securities at a time that would result in a violation of insider trading laws or this Policy. Similar cautions apply to a bank or other loan for which you have pledged Company stock as collateral.
Hedging Restrictions
Directors and executive officers may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.
II.    RESTRICTION ON SHORT-SWING TRADING AND SHORT SALES
Purchases and Sales Within Six Months

Section 16(b) of the Exchange Act imposes liability on executive officers, members of the Board of Directors and certain large stockholders of the Company if they have a purchase and sale, or sale and purchase, of Company stock within a period of less than six months (referred to as a “short-swing” trade). This section provides that the Company, or any stockholder who brings a lawsuit on behalf of the Company, may recover the amount of any “profit” realized by such individual on a short-swing trade. It should be noted, however, that while Section 16(b) and the reporting requirements discussed under Section III rest on the premise that such persons are likely to possess inside information, the actual possession of the information is not a precondition to liability being imposed. In other words, because Section 16(b) is so strict, good faith in engaging in short-swing trading is irrelevant.
It does not matter whether the purchase or the sale occurs first and it is not necessary for the same shares to be involved in a pair of transactions. Nor can losses be offset against gains in a series of trades. The courts will match a pair of short-swing transactions (using a “lowest purchase price” and “highest sale price” approach) to obtain the maximum amount of spread between purchase and sale price so that one who even incurs an economic loss on a series of transactions may find himself or herself giving up a “profit” which he or she never actually realized.
There are many types of transactions which constitute a “sale” or a “purchase” within the purview of this restriction. For example, the grant of an option to purchase Company stock pursuant to a stock option or similar plan may be a “purchase” in certain circumstances, so that if any shares are acquired through exercise and then sold within six months of the grant of the option, a short-swing trade will have occurred. Another example is an exchange of Company stock for property or in satisfaction of an obligation by transferring shares of Company stock, in which case the stockholder will be deemed to have sold them. In addition, a transaction involving Company stock which is effected by a person other than the stockholder, such as the stockholder’s spouse or minor child, will be deemed to have been made by the stockholder because the stockholder is regarded as being the “beneficial owner” of such stock. On the other hand, a true gift of stock will not be regarded as a sale.
In general, if a transaction is made by a person closely related to the stockholder, or by a person with respect to whom the stockholder has certain rights or powers in connection with Company stock (such as the trustee of a trust over whom the stockholder has the right to direct the disposition of Company stock), the stockholder will be regarded as having made the transaction.
Any departing executive officers or directors should not make an opposite trade within six months after the last transaction while an executive officer or director. Such a trade, if it were to occur and the sales price be higher than the purchase price against which it is matched, would subject the departing executive or director to potential Section 16(b) liability as discussed above.
Broad-Based Employee Benefit Plans
Under Rule 16b-3, executive officers who are participants in the Company’s broad-based employee benefit plans are subject to the following Section 16 “short-swing profit” rules:
•Discretionary transactions will only be exempt from “short-swing” liability if at least six months have passed since an “opposite way” transaction has occurred in any employee benefit plan.
•Discretionary transactions include an intra-plan transfer involving Company stock (a so-called “fund switch”) or a cash distribution funded by a volitional disposition of Company stock.
Therefore, among other things:

•Executive officers should not increase the amount of a “benefit” plan election to purchase Company stock within six months of a decrease in the amount of an election to purchase stock.
•Executive officers should not instruct the administrator of any plan to dispose of shares if they have made a new election to increase their investment in Company stock in any of the plans within the prior six months.
•As long as executive officers do not decrease the amount of the elections to purchase stock, they can continue to increase the amounts of funds they invest in Company stock more frequently than six months. After six months has elapsed since the last increase, executive officers can then begin to decrease the amounts invested in Company stock or dispose of the stock if the plan permits and continue to elect to decrease their elections or dispose of the stock more frequently than six months.
Short Sales
In addition to the foregoing, the Exchange Act prohibits the Company’s directors, executive officers, and large stockholders from making sales of any equity securities of the Company which the seller does not own at the time or, if owned, securities that will not be delivered for a period longer than 20 days after the sale, referred to as “short sales.”
III.    REPORTING CHANGES IN OWNERSHIP OF COMPANY COMMON STOCK
General
Section 16(a) of the Exchange Act provides that executive officers, members of the Board of Directors and certain large stockholders of the Company must file with the SEC an initial report within 10 days of becoming an executive officer, member of the Board of Directors or large stockholder disclosing the amount of equity securities of the Company of which such person is a “beneficial owner.” This initial report is made on Form 3. Section 16(a) requires that any reporting persons subject to Section 16(a) must file electronically a transaction report on Form 4 with the SEC before the end of the second business day following the day on which the transaction is executed. Section 16(a) requires that a Form 5 must generally be filed electronically within 45 days after the end of the Company’s fiscal year.
Covered Persons
Section 16(a) applies to all directors and officers of a public company and all beneficial owners of more than 10% of a public company’s registered equity securities. An “officer” is defined in the SEC’s Rule 16a-1(f) to mean generally a company’s chief executive officer, president, principal financial officer, principal accounting officer, any vice president in charge of a principal business unit, division or function, and any other officer who performs a policy-making function. To distinguish the officers subject to Section 16(a) from other officers of the Company, this Policy uses the term “executive officers” to describe those Company officers subject to Section 16(a).
In addition, because Section 16(a) is concerned with the beneficial ownership of securities, and because beneficial ownership entails voting and investment power rather than simply record ownership, reporting persons must be aware of and report the securities transactions effected by all related persons and entities whose stock ownership is attributable to them under Section 16(a) (e.g., family members living in the same household, trusts, partnerships, and corporations).
Covered Transactions

Section 16(a) applies to virtually every form of change in beneficial ownership of securities. Purchases and sales, gifts, contributions to trusts, stock option grants and exercises, restricted stock grants, stock grants under deferred compensation plans, intra-plan transfers involving an issuer equity security fund, Rule 10b5-1 plan transactions, and other transfers of securities must be reported on a Form 4 filed with the SEC before the end of the second business day following the day on which the transaction is executed.
Reports to the Company
The reporting requirements on Forms 3, 4 and 5 are the personal obligation of the reporting person. The Company will assist the reporting person in complying with these reporting requirements. In order to enable the Company to complete and file the reports on the reporting person’s behalf, the reporting person must immediately notify the Chief Legal Officer when a transaction is consummated. This notification must include the following information: (i) date of transaction; (ii) number of shares acquired or disposed of; (iii) price per share; and (iv) number of shares beneficially owned after the transaction.
Possible Sanctions
Any late or delinquent Form 4 filings are required to be reported in the Company’s proxy statement. In addition, the SEC has been granted broad authority to seek “any equitable relief that may be appropriate or necessary for the benefit of investors” for violations of any provision of the federal securities laws. Such relief could take the form of SEC enforcement proceedings that result in civil or criminal penalties, including monetary fines and imprisonment in particularly egregious cases.
Sales of “Control” and Restricted Stock Pursuant to Rule 144
The Company will also assist directors and executive officers with the reporting requirements for sales under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Rule 144 provides a safe harbor under Section 4(a)(1) of the Securities Act for the unregistered resale of securities (provided that certain requirements are met, including the holding of such securities for at least six months prior to the resale), and is the primary method for affiliates, such as directors and executive officers, to resell their securities. Rule 144 requires affiliates to file a Form 144 with the SEC if the proposed resale involves more than 5,000 shares of securities, or has an aggregate sales price of more than $50,000, in any three-month period. Questions about Rule 144 should be addressed to the Chief Legal Officer prior to the consummation of a transaction.

* * * * *

ACKNOWLEDGMENT OF RECEIPT
    I hereby acknowledge that I have received a copy of the Insider Trading Compliance Policy and agree to comply with its terms. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties and that violation of the terms of the Insider Trading Compliance Policy may subject me to discipline by Modiv Inc. up to and including termination for cause.

Signed: ___________________________________________
Name (please print): _________________________________
Date: _____________________________________________